UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐Form 10-K	☐ Form 11-K	☐ Form 20-F	☒ Form 10-Q	☐ Form N-SAR

For Period Ended: September 30, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: NOT APPLICABLE

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

GOLDEN RIVER RESOURCES CORPORATION

Full Name of Registrant

Former Name if Applicable

LEVEL 8, 580 ST KILDA ROAD

Address of Principal Executive Office (Street and Number)

MELBOURNE VICTORIA 3004
AUSTRALIA

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company’s directors and senior management are based in Melbourne Australia however the certified practicing accountants are based in Manhattan, New York, USA. Whilst the Company was in a position to complete the Form 10-Q for the quarter ended September 30, 2012 by the due date, the Company’s certified practicing accountants were not able to meet the timetable to enable the Company to file by the due date as they were affected by Cyclone Sandy

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Peter Lee	011-613 8532 2860
	Name	(Area Code)(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

The Form 10-K for the year ended June 30, 2012 was filed after the due date. A subsidiary of the Company entered into an agreement for the sale of two of its non-core assets which closed on September 23, 2012. The effect of the sale of the assets was material to the Registrant’s financial statements which had to be amended accordingly.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year   will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes  ☒  No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company will be disclosing the investment in Acadian Mining Corporation as discontinued operations.

GOLDEN RIVER RESOURCES CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 14, 2012	By	/s/ Peter Lee
Peter Lee
Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18U.S.C. 1001).